SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RUSH OF 'WORLD CUP' BOOKINGS HELPS RYANAIR SMASH MONTHLY PASSENGER RECORD

OVER 7M PASSENGERS BOOKED TO TRAVEL IN JULY - SO FAR

Ryanair, the world's favourite airline, today (16th July) confirmed that a rush of 'World Cup' bookings has seen over 7million passengers book to travel on its guaranteed lowest fares this July - a new monthly record and the first time any European airline will carry over 7m passengers in a single month.

Ryanair will carry more passengers to summer sun destinations in July than most airlines will carry during the entire summer season as its combination of Europe's guaranteed lowest fares and industry leading customer service, with the least lost bags, fewest cancelations and best on-time performance, make Ryanair Europe's biggest and best airline.

Ryanair's Stephen McNamara said:

"Ryanair will break a new monthly passenger record by carrying over 7m passengers in just one month, for the first time this July.  Ryanair.com experienced a rush of 'World Cup' bookings every time a European team got knocked out of the World Cup as holiday hungry families swamped our website in search of unbeatable summer sun deals.  The great news is that even with these record breaking bookings there is still time for passengers to grab one of our guaranteed lowest fares this summer and help push us even further into the record books."

Ends.      Friday, 16th July 2010

For further information:
Stephen McNamara – Ryanair                          Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1212                                       Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  16 July 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary